Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND SERIES-1 STOCK OPTIONS

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary General Meeting”) of Shareholders and holders of Series-1 Stock Options (the “Warrants”) of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., on 12 Aba Hillel Street, Ramat Gan, on January 9, 2017, (i) Shareholders meeting will be held at 15:00 Israel time, and (ii) Warrant holders meeting will be held at 15:30 Israel time .

The Company is a Dual Company, as such term is defined in the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Extraordinary General Meeting is being called for the following purposes:

1.	Extension of the exercise period of the Warrants until November 21, 2017 and that the Warrant holders consent that they shall not be allowed to prevent the Company to delist its securities from Tel Aviv Stock Exchange, if the Company resolves to do so.

2.	To approve the Amended and Restated Compensation Policy for Company Office Holders.

3.	Extension of the exercise period of the Company's unregistered options (the “Options”) until March 7, 2018.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (“ADS”) holders of record at the close of business on December 12, 2016 (the “Shareholders Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Extraordinary General Meeting (as detailed below). Shareholders and ADS holders are asked to vote on proposals 1, 2 and 3.

Warrant holders of record at the close of business on December 31, 2016 (the “Warrant holders Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Extraordinary General Meeting (as detailed below). Warrant holders are asked to vote on proposal 1.

A form of proxy for use at the Extraordinary General Meeting is attached to this Proxy Statement and has been sent to the Company’s shareholders and ADS holders together with a return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Extraordinary General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Extraordinary General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Shareholders and ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Extraordinary General Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting. Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Shareholders Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

Warrant holders who hold Warrants through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting. Warrant holders who vote their Warrants by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Warrant holders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting, an ownership certificate confirming their ownership of the Company’s Warrants on the Warrant holders Record Date, which certificate must be approved by a recognized financial institution. Alternatively, Warrant holders may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Warrants.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of Ordinary Shares or warrants registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Extraordinary General Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich

Chairman of the Board of Directors

November 30, 2016

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CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JANUARY 9, 2017

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Cellect Biotechnology Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders and holders of the Company’s Series -1 Stock Options (the “Extraordinary Meeting”) to be held on January 9, 2017, at 15:00 (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”), the Ordinary Shares associated with each ADS and the holders of the Company’s Series-1 Stock Options (the “Warrant”) covered thereby in accordance with the directions of the shareholders, ADS holders or Warrant holders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares, ADS and Warrants represented thereby will be voted in favor of each of the proposals, as applicable, described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than thirty three percent (33%) of the Company’s outstanding Ordinary Shares, including the ADSs, shall constitute a quorum for the Extraordinary Meeting. Two or more Warrant holders present, personally or by proxy, holding not less than thirty three percent (33%) of the Company’s Warrants shall constitute a quorum for the Extraordinary Meeting. If within half an hour from the time the Extraordinary Meeting is convened a quorum is not present, the Extraordinary Meeting shall stand adjourned until January 16, 2017, at the same time as Meeting (Israel time). If a quorum is not present at the adjourned Extraordinary Meeting within half an hour from the time appointed for such adjourned Extraordinary Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Extraordinary Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to Section 350 of the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), Proposal 1 described hereinafter requires the affirmative vote of at least a three fourths majority of the votes of shareholders and ADS holders present and voting on the matter for shareholders to approve Proposal 1, provided that (i) such a majority does not include a shareholder whose Warrants holdings have a value that is more than 70% of the value of their own share holdings in the Company's shares, or (ii) the number Warrants, from all the Warrants series, held by the shareholder is greater than 70% of the number shares held by the same shareholder in the company, (a “Proposal 1 Special Majority”). In addition, pursuant to the provisions of the Warrants, Proposal 1 requires the affirmative vote of at least a three fourths majority of the votes of Warrant holders present and voting on the matter (the “Warrant Holders Three Fourths Majority”). Proposal 1 is being voted on by our shareholders, ADS holders and Warrant holders.

Please note that you are required to indicate on the proxy card with respect to Proposal 1 whether or not the value of your Warrants holdings is 70% higher than the value of your total share holdings in the Company, or if the quota of Warrants you hold is 70% higher than the quota of shares you hold in the Company. If you fail to indicate so on the proxy card, your vote may not be counted with respect to the Proposal 1, for which you failed to provide notification.

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Pursuant to the Israeli Companies Law, Proposal 2 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders and ADS holders present and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have a personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Proposal 2 Special Majority”). Proposal 2 is being voted on by our shareholders and ADS holders.

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 2 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote may not be counted with respect to the Proposal 2, for which you failed to provide notification.

Pursuant to the Israeli Companies Law, Proposal 3 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 3, provided that such a majority includes at least the majority of the votes of shareholders who do not have a personal interest (as defined above) in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Proposal 3 Special Majority”). Proposal 3 is being voted on by our shareholders and ADS holders.

Please note that you are required to indicate on the proxy card with respect to Proposal 3 whether or not you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote may not be counted with respect to the Proposal 3, for which you failed to provide notification.

PROPOSAL 1

EXTENSION OF THE EXERCISE PERIOD OF THE COMPANY'S WARRANTS

On November 9, 2016 the district court of Tel Aviv held that the Company may convene a shareholder meeting in order to approve the extension of the exercise period of the Warrants in accordance with Section 350 of the Israeli Companies Law. The approval is subject to the Warrant holders' consent that they shall not be allowed to prevent the Company from delisting its securities from the Tel Aviv Stock Exchange, if the Company resolves to do so.

The Board of Directors previously approved the mechanism outline above with regard to extending the exercise period of the Company's Warrants.

The Board of Directors believes that extending the exercise period of the Warrants is in the best interest of the Company and its shareholders.

The Warrant holders of the Company are requested to adopt the following resolution:

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“RESOLVED, to extend the exercise period of the Company's Warrants until the November 21, 2017 and that the Warrant Holders consent that they shall not be allowed to prevent the Company from delisting its securities from the Tel Aviv Stock Exchange, if the Company resolves to do so.”

The extension of the exercise period of the Warrants requires the affirmative vote of a Proposal 1 Special Majority of the Ordinary Shares and ADSs and the Warrant Holders Three Fourths Majority.

The Board of Directors recommends that the shareholders, ADS holders and Warrant holders vote FOR on the above proposal.

PROPOSAL 2

TO APPROVE AN AMENDMENT TO THE COMPENSATION POLICY FOR COMPANY OFFICE HOLDERS

The Israeli Companies Law requires all public Israeli companies to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive and director compensation.

Following the recommendation of our Compensation Committee, our Board of Directors approved our compensation policy, and our shareholders, in turn, approved such compensation policy at our annual general meeting of shareholders that was held in January 2014 (the “Compensation Policy”). Recently, the Board of Directors and the Compensation Committee reviewed in depth the terms of the Compensation Policy and approved certain amendments thereto.

The purpose of the proposed amendments is to update the Compensation Policy to meet the changing legal and business environment in which the Company operates and the compensation needs of its directors and officers. In addition, under the Israeli Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three years. A marked copy of the Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, that the amended and restated compensation policy for the Company's directors and officers, in the form attached hereto as Exhibit A, is hereby approved.”

The approval of an amendment to the Compensation Policy for company office holders requires the affirmative vote of a Proposal 2 Special Majority of the Company’s shareholders and ADS holders.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 3

EXTENSION OF THE EXERCISE PERIOD OF THE COMPANY'S UNREGISTERED OPTIONS

On October 27, 2016, our Board of Directors and Compensation Committee approved the extension of the exercise period of the Options until March 7, 2018.

The Board of Directors believes that extending the exercise period of the Options is in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to extend the exercise period of the Company's Options until the March 7, 2018.”

The extension of the exercise period of the Options requires the affirmative vote of a Proposal 3 Special Majority of the Company’s shareholders and ADS holders.

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

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Your vote is important! Shareholders, ADS holders and Warrant holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. Shareholders, ADS holders and Warrant holders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Extraordinary Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders, ADS holders and Warrant holders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 23 Hata’as Street, Kfar Saba, Israel 44425  no less than forty eight (48) hours prior to the date designated for the Extraordinary Meeting.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER, ADS HOLDERS OR WARRANT HOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 30, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 30, 2016, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS, ADS HOLDERS OR WARRANT HOLDER SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.

Kasbian Nuriel Chirich

Chairman of the Board of Directors

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Exhibit A

November 30, 2016

Cellect Biotechnology Ltd and its subsidiaries.

(the “Company”)

Amended and Restated Compensation Policy for Company Office Holders

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1.	The Objective of the Document

The objective of this amended and restated compensation policy (the “Policy”) is to define and describe the Company’s Office Holder compensation policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Policy does not grant rights to the Company’s Office Holders, and the adoption of this Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. It is the Company’s policy to approve the nomination of all executives who are subject to this Policy by the Company’s Board of Directors. In addition, the compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder receives compensation that is less than the compensation contemplated in this Policy, such compensation shall not be considered as a deviation or exception from this Policy, and shall not require the approval of the Company’s shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from this Policy.

The Company is a publicly traded emerging biotechnology company (Nasdaq and TASE: "APOP") that is developing a novel technology platform known as Powered by Cellect™ that functionally selects stem cells from a mixed population of cells in order to improve the safety and efficacy of regenerative medicine stem cell therapies. Based in Israel, the Company is an active player in global markets, with the goal of becoming the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, physicians practicing regenerative medicine, and for researchers and academia engaged in stem cell research.

In order to remain competitive in the international markets, the Company must be able to attract and retain internationally top-level talented professionals with the unique and necessary skills set. Therefore, and in light of the Company’s status as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs, and treating our Office Holders fairly and consistently on a global basis and providing them with competitive compensation packages.

This Policy will apply to compensation approved after the date of its adoption by the Company’s general shareholders’ meeting.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Definitions

Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in this Paragraph 2.

“Advance Notice Period” – the period of time following notice of termination of employment or services agreement, after which termination will become effective.

"CEO" – with respect to the CEO position the definition shall refer to CEO and/or President.

“Salary Cost” or "Management Fees" –With respect to each Officer Holder, the Company’s cost of engagement with regards to the Fixed Component, including Related Benefits, as mentioned in Section 8.3, including any tax or other deductions required of the Company in connection with the engagement, and excluding accounting provisions in respect of past commitments and VAT, all on a monthly basis.

“Equity-based Payment” – options, restricted shares, restricted stock units and any other equity based payments settled with the Company’s shares.

“Fixed Component” – payments in respect to employment or services that are provided, that do not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Office Holder” – as defined in the Companies Law, as may be amended from time to time, and correct as to the adoption date of this Policy – Chairman of the Board1, Directors, Chief Executive Officer (the "CEO"), Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

“Senior Staff” – the Company’s Chief Officers and those performing management functions directly subordinate to the CEO (not including the Chairman of the Board of Directors).

“Severance Grants” – payment or any other benefit awarded to an Office Holder in connection with termination of his position at the Company. These payments are on top of any severance payments required by applicable law.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and Equity-Based Payments that may be performance and/ or time based.

3.	Background

On December 12, 2012, Amendment 20, which sets forth certain obligations with respect to the adoption of a compensation policy for Office Holders, entered into effect. The Company adopted compensation policy for the first time on January 12, 2014 which will be terminated on January 11, 2017. Moreover the Company completed up-listing to the Nasdaq on August 3, 2016. Hence, the company present its new compensation policy for the next three years.

Pursuant to the Companies Law, this Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three year period commencing as of its adoption by our shareholders.

[1]	And for the avoidance of doubt, including executive chairman, if applicable.

4.	The Objective of the Compensation Policy

The purpose of this Policy is to serve as an instrument in the hands of the Company’s Board of Directors and management to advance the goals and work plans of the Company, including with a view for the long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.
4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits.
4.3	Putting an emphasis on performance based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to the Company.
4.4	Creating a proper balance between the various compensation components (such as Fixed Component versus Variable Component and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and an appropriate ratio between fixed compensation and variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.
5.2	The Office Holder’s position and level of responsibility and previous employment or services agreements.
5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.
5.4	The level of responsibility borne by the Office Holder due to his position in the Company.
5.5	The need of the Company to retain the Office Holder in view of the Office Holder’s special skills, knowledge and/or expertise.
5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s Office Holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of preparing this Policy, the Compensation Committee and Board of Directors examined the ratio between the total compensation of Office Holders that derives from the adoption of this Policy and the average and median cost of employment of the Company’s employees as of November 2016, which are $6,247 and $3,753 respectively. The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

* For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on November 28, 2016 (U.S. $1 = NIS 3.85).

7.	The Compensation Terms – General

7.1	The compensation terms proposed to an Office Holder of the Company will be determined with reference to the existing compensation terms of other Company Office Holders and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).
7.2	The Company will be permitted to grant the Office Holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), a cash award (bonus) and/or Equity-Based Payment.
7.3	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices as further detailed in Paragraph 8 below.
7.4	Regarding compensation paid to Office Holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.
7.5	For the avoidance of doubt, in the event that an Office Holder serves in more than one position overseen under this Policy, the higher compensation cap shall serve as the Office Holder maximum compensation.
7.6	In accordance with Regulation 1(b)3 of the Companies Regulations (Relief with respect to Interested Parties Transactions), 2000, a Non-Substantial Change in the terms of office and employment of an Officer who is subordinate to the CEO as stated in Articles 272(c) and (d) of the Companies Law, will not require the approval of the Compensation Committee if was approved by the CEO and is within the limits set out in this Compensation policy.

"Non-Substantial Change" means, an increase of up to 5% of the Salary Cost per year during the period of 36 months.

8.	The Fixed Component

8.1	General
8.1.1	The Salary Cost / Management Fees constitutes a fixed compensation the purpose of which is to compensate the Office Holder for performing his position in the Company and for performing the ongoing duties required by his job.

The Salary Cost / Management Fees of the Office Holder will be determined in the negotiation regarding his engagement with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, and may take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies2.

8.1.2	The maximum Salary Costs are detailed below based on a full time position (100%) assumption. The maximum Salary Cost of the CEO or Senior Staff who is a part time employee of the Company, will be adjusted taking into consideration such partial position and its effects.

8.2	Salary Cost or Monthly Management Fees

Chairman of the Board

8.2.1	The monthly Salary Cost / Management Fees of the Chairman of the Board shall not exceed US$20,000.

The Company’s CEO

8.2.2	The monthly Salary Cost / Management Fees of the CEO shall not exceed US$40,000.

Senior Staff

8.2.3	The Monthly Salary Cost / Management Fees of each Senior Staff shall not exceed US$32,000.

Changes in the salary terms of the Office Holders mentioned above will be made pursuant to the requirements of applicable law.

8.3	Related Benefits

The Chairman of the Board, CEO and Senior Staff will each be entitled to certain benefits (“Related Benefits”), including social benefits as provided under applicable law. In addition, their salary package can include additional benefits, such as use of a car/car expenses (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in applicable law, phone and communication costs, health insurance, etc. These benefits will be as determined by the Company on the date of the approval of the employment or services agreement, and may be examined from time to time and be adjusted by the Compensation Committee subject to such applicable law.

8.4	Sign-on bonus

CEO and Senior Staff may be eligible, in connection with their nomination, to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors, which shall not exceed US$200,000 and US$100,000 for CEO and Senior Staff, respectively, subject to a vesting period (i.e. working period) of at least 3 years, as will be determined by the Board of Directors. Signing bonus, as to be granted to the Office Holder, shall be considered as part of the Fixed Components, given that is not contingent on achieving goals.

9.	Advance Notice and Severance Terms

9.1	Advance Notice
9.1.1	The Advance Notice Period for termination of employment or services of Senior Staff will be determined on an individual basis with CEO and each Senior Staff member, with reference to the parameters detailed in Paragraph 5 above, the Advance Notice Periods prescribed in the agreements of other Office Holders and the Advance Notice Periods accepted in the market and industry for Office Holders in similar positions.

[2]	The Salary Cost / Management Fees for Office Holder whose compensation is paid against an invoice will be deducted by 30% of the received fee (i.e. the received fee divided by 1.3).

9.1.2	With respect to Senior Staff who on the date of the approval of this Policy has a personal employment or services agreements already in effect, which contains a defined Advance Notice Period, there will be no change in this period as provided in their employment agreements.
9.1.3	In any event, the Advance Notice Period of the CEO, Senior Staff and chairman of the board is limited to up to 6 months, 4 month and 3 month respectively.

9.2	Severance Grants
9.2.1	The Company’s Board of Directors will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder, in addition to the requirements of any applicable law.
9.2.2	The entitlement to a Severance Grant, in terms of CEO, the Senior Staff and chairman of the board monthly salaries, shall not exceed 6 monthly salaries, 4 month salaries and 3 month salaries (on a Salary Cost / Management Fees basis), respectively (the “Severance Grant Cap”).
9.2.3	The Severance Grants will be discussed by the Compensation Committee that will provide its recommendation to the Board of Directors, both of which will consider the following:
▪	The Office Holder will be entitled to the lower of: (i) the Severance Grant determined in his employment or services agreement; (ii) 6 monthly salaries until twelve months of employment or services provided to the Company, provided, however, that no severance will be paid if termination occurs within the first twelve months from the commencement of employment or service with the Company.
▪	Throughout his engagement the Office Holder has made a significant contribution to advancing the Company’s business.
▪	The Office Holder is not leaving the Company’s employment or services under circumstances justifying the non-payment of severance pay and upon termination of engagement the Office Holder has entered into a general release agreement, releasing the Company from all claims.
▪	The Company’s CEO (or Chairman of the Board in the event of the CEO retiring) recommendation regarding payment of a severance grant.
▪	The compensation terms awarded to such Office Holder throughout the terms of employment or services.
▪	The Company’s performance throughout the terms of Office Holder’s employment or services.

10.	The Variable Component

10.1	Annual Cash Bonus
10.1.1	The Company is permitted to grant an annual cash bonus (the “Bonus”) to the Chairman, CEO and Senior Staff as part of their compensation package.

10.1.2	The entitlement to a Bonus will be determined as follows: (i) according to measureable criteria (hereinafter: the “Measureable Bonus”) and qualitative criteria (hereinafter: the “Discretionary Bonus”).
10.1.3	Chairman, CEO or Senior Staff who has worked at least 12 months during the calendar year will be entitled to a proportionate annual bonus according to his or her period of engagement, insofar as he or she is entitled to a Bonus.
10.1.4	The Measurable Bonus shall be composed of general measureable parameters based on the Company’s performance (the “Company Parameters”) and specific measureable parameters tailored for the Chairman, CEO and each of Senior Staff of the Company (the “Specific Parameters”).

The Company Parameters’ weight of the total Measurable Bonus will be at least 40%.

10.1.5	The Company Parameters will be established and approved by the Board of Directors for each applicable year, and may include, inter alia:
▪	The initiation or completion of clinical trials.
▪	The completion of an in-license or an out-license deal.
▪	The execution of commercial cooperation deals.
▪	The approval to market a new product.
▪	The commencement of a revenue stream.
▪	The realization of expense budget targets or cash flow.
▪	Fund raising.
▪	The Company’s Market capitalization

10.1.6	The specific parameters for the Senior Staff will be determined by the CEO, and for the CEO and Chairman by the Compensation Committee and the Board of Directors.

Bonus for Senior Staff may be granted without determining measurable parameters subject to the maximum bonus limit set out in section 10.1.8 bellow.

10.1.7	The Company Parameters and the Specific Parameters for each of the relevant Office Holder will be determined for each applicable year, no later than March 31st of each year. These parameters will be based on the Company’s strategic business plan objectives, and each Office Holder’s main responsibilities and contributions to such objectives during the following year.

Maximum Bonus Amounts

10.1.8 The maximum Bonus3 is limited as follows:

Position	Chairman	CEO	Senior Staff
maximum Bonus (on a monthly Salary Cost / Management Fees basis)	4	6	5

[3]	Including the Discretionary Bonus, as detailed in section 10.1.10.

The Discretionary Component Bonus (For the CEO and Senior Staff)

10.1.9	The CEO and each Senior Staff will be entitled to a Discretionary Bonus that will be approved by the Compensation Committee and the Board of Directors, while taking into consideration their performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect to this component will include, inter alia:
▪	The Office Holder superior’s evaluation of the personal contribution to the Company’s performance, achieving its objectives.
▪	The Office Holder superior’s evaluation of the quality of the performance.
▪	A material change in the Office Holder’s duties.
▪	Compliance with internal procedures, legal and/or regulatory objectives.
▪	The Office Holder’s level of responsibility.
10.1.10	The Discretionary Bonus for CEO and Senior Staff shall not exceed 2 monthly salaries (on a Salary Cost / Management Fees basis), subject to approvals as required by applicable law.
10.1.11	For the avoidance of doubt, the total Bonus (the Measurable Bonus and the Discretionary Bonus) shall not exceed the amounts mentioned in section 10.1.8 above.

Bonus Adjustments

10.1.12	The Company’s Board of Directors shall have the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.13	An Office Holder will be required to return to the Company any surplus amounts that he was paid as part of his employment or services terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements during 3 years following the approval of the annual bonus by the authorized organs. The authorized organs shall decide upon the timing, form and terms of such repayment. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the Office Holder to return bonus amounts that were paid.
10.1.14	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the Office Holder and the amount that would have been received according to the amended data restated in the Company’s financial statements.

10.2	Equity-Based Payment
10.2.1	The Company reserves the right to grant Equity-Based Payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.
10.2.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.

10.2.3	The yearly economic value of the Equity-Based Payment will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date by the number of years until the vesting of the last tranche (linear division) ( the “Yearly Economic Value”). Determination of Yearly Economic Value of Equity-Based Payment shall be made disregarding any equity based payment granted prior to the adoption of the Policy.

Maximum Yearly Economic Value of Equity Based Payments:

Chairman	CEO	Senior Staff	Directors
250% of the yearly Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	250% of the yearly Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	200% of the yearly Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	Yearly Economic Value of US$75,000.

10.2.4	The Company’s Board of Directors shall have the authority to set a limit to the Equity- Based Payment mentioned above in this document, at its full and exclusive discretion.
10.2.5	For each Equity-Based Payment that does not include performance-based vesting a period of at least 3 years from the grant date will be required until the full vesting, for the Chairman of the Board, CEO, Senior Staff and board members[4].
10.2.6	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).
10.2.7	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market of such plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components

11.1	The ratio between the Variable Components and the Fixed Component shall not exceed the following[5]:

Chairman	CEO	Senior staff
3.5	4	3

[4]	Equity based payment to external and independent directors (as defined under Israeli law) will be subject to the Remuneration Regulations (as defined in Section 12.1 below).
[5]	The ratio calculation does not take into account the theoretical maximum value of the Sign-On payment as described in section 8.4.

12.	Directors’ Remuneration (Other than the Company’s Chairman of the Board)

12.1	The remuneration of the Company’s external directors and independent directors (as defined by Israeli law)[6] will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (“the Remuneration Regulations”), and may include equity grants.
12.2	The Company’s non-external and non-independent directors (as defined by Israeli law), other than the Chairman of the Board of Directors and any director who also serves as an officer, shall receive a fixed payment and remuneration that will be determined pursuant to the Remuneration Regulations, as if they were External Directors[7]. In addition, each director may be eligible for Equity-Based Payment limited to a Yearly Economic Value of US$75,000, with a vesting period of at least 3 years, as will be determined by the Board.

13.	Release, Indemnification and Insurance of Office Holders

13.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 25,000,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$200,000 or 1% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, "run-off" coverage following a termination of service or employment or in other circumstances.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the Office Holders shall not exceed a percentage of the Company’s equity as specified in the Company’s articles of association (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

[6]	The compensation of independent directors as defined under applicable Nasdaq rules other than directors who are subject to Section 12.1 will be governed by Paragraph 12.2.
[7]	Reference to the Remuneration Regulations is made as a benchmark reference, and not as a legal requirement.